# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-089660
Filed by CIK 0000087347

## Reporting persons
- Schlumberger N.V. (Schlumberger Limited): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands Antilles (P8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 296,226; sole dispositive power 0; shared dispositive power 296,226; aggregate amount beneficially owned 296,226 (4.6% of the class)
  Comment: Includes 55,033 additional shares of Common Stock that Schlumberger Technology Corporation ("STC") has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement ("Merger Agreement"), dated as of December 16, 2021, as amended on January 30, 2022 and June 6, 2022, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc., Nauticus Robotics, Inc., and Nicolaus Radford, solely in his capacity as the stockholder representative.
  Based on 6,407,475 shares of Common Stock outstanding as of November 11, 2024, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 12, 2024.
- Schlumberger B.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 296,226; sole dispositive power 0; shared dispositive power 296,226; aggregate amount beneficially owned 296,226 (4.6% of the class)
  Comment: Includes 55,033 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.
  Based on 6,407,475 shares of Common Stock outstanding as of November 11, 2024, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 12, 2024.
- Schlumberger Holdings Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 296,226; sole dispositive power 0; shared dispositive power 296,226; aggregate amount beneficially owned 296,226 (4.6% of the class)
  Comment: Includes 55,033 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.
  Based on 6,407,475 shares of Common Stock outstanding as of November 11, 2024, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 12, 2024.
- Schlumberger Technology Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 296,226; sole dispositive power 0; shared dispositive power 296,226; aggregate amount beneficially owned 296,226 (4.6% of the class)
  Comment: Includes 55,033 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.
  Based on 6,407,475 shares of Common Stock outstanding as of November 11, 2024, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 12, 2024.

## Item 1. Issuer
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450 Webster, TX 77598

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being jointly filed on behalf of the following persons (collectively, the "Reporting Persons"):

(i) Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curacao ("SLB");
(ii) Schlumberger B.V., a corporation formed under the laws of the Netherlands ("SBV");
(iii) Schlumberger Holdings Corporation, a corporation formed under the laws of Delaware, United States ("SHC"); and
(iv) Schlumberger Technology Corporation, a corporation formed under the laws of Texas, United States ("STC").
SLB is the sole stockholder of SBV. SBV is the sole stockholder of SHC. SHC is the sole stockholder of STC.
Address of principal business office or, if none, residence: The business address of SLB for purposes of this Schedule 13G/A is 5599 San Felipe, Houston, Texas 77056. The business address of SBV is Parkstraat 83, 2514 JG The Hague, Netherlands. The business address of each of SHC and STC is 300 Schlumberger Drive, Sugar Land, Texas 77478.
Citizenship: The information required by Item 3(c) is set forth in Row 4 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: 4.6
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Schlumberger N.V. (Schlumberger Limited): /s/ Samantha Blons, Assistant Secretary (02/12/2025)
- Schlumberger B.V.: /s/ Eileen Hardell, Secretary (02/12/2025)
- Schlumberger Holdings Corporation: /s/ Ashish Gehi, Treasurer (02/12/2025)
- Schlumberger Technology Corporation: /s/ Ashish Gehi, Treasurer (02/12/2025)